EXHIBIT 99.1

Federal Home Loan Bank of San Francisco

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three months ended
(Dollars in millions)	March 31, 2007	March 31, 2006
Earnings:
Income before assessments	$193	$162
Fixed charges	2,948	2,393
Total earnings	$3,141	$2,555
Fixed charges:
Interest expense	$2,948	$2,393
Estimated interest component of net rental expense[1]	—	—
Total fixed charges	$2,948	$2,393
Ratio of earnings to fixed charges	1.07	1.07

(1)	Represents an estimated interest factor.